NORSAT INTERNATIONAL INC. LAUNCHES NEW LINE OF RFID PRODUCTS

- New Offerings to Debut at CABSAT MENA Show in Dubai -

Vancouver, British Columbia – February 08, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that its Microwave Business Unit will now offer RFID on-metal tags and readers as part of its microwave components product line. The Norsat RFID tag can be read when adhered to metal surfaces, and offers a compact, light weight and economical method for tracking and monitoring assets such as vehicles, baggage, products and inventory. Norsat’s RFID reader provides an automated solution for ensuring product security and managing inventory and product warranty. The RFID reader is available in a desktop option as well as a bay door option to provide maximum flexibility to users.

Dr. Amiee Chan, Norsat’s President and CEO stated, “We believe offering RFID products to our customers will act as a perfect complement to our microwave components division. We continue to listen to our customers and many expressed that asset tracking has become more of a necessity among end users. As a result, we have reacted quickly to offer RFID products in conjunction with our microwave components product line, which we believe will help us grow sales as well as retain our forefront position as an industry leader in the microwave components space.”

Norsat will debut this new line of products at CABSAT MENA 2011 on February 8, 2011 at the Dubai International Convention and Exhibition Centre. Now in its 17th year, CABSAT MENA is the third largest event in the world and region's most important event for the Digital Media industry. The show serves broadcasters, commercial entities, telecoms operators, government, NGO’s, the military amongst others. The show is combined with Satellite MENA and last year 8,837 participants attended from 104 countries with 11 national pavilions in 2010.

Norsat RFID readers are compatible with EPC Class 1, Gen 1, ISO-18000-6C, ISO 18000-6B, Ucode EPC 1.19 (256 bits), and EM IPX protocols, and RFID tags use ISO-18000-6C protocol. Norsat's RFID tag offers 512 bits of memory and a read range of 1.5m (100% read). Norsat RFID readers are available in 902 to 928MHz, and feature a RS-232 (baud rate 9600 to 115000) or USB interface. The desktop RFID reader is available in a rugged 5 inch by 3 inch package for portable use within a facility. The bay door RFID reader is available in a 16 inch round package and can be mounted by a warehouse bay door to track all tagged products that enter or exit the facility.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities. Although Norsat. believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, but such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Norsat’s management on the date the statements are made. Norsat undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended September 30, 2010, and the Management Discussion and Analysis for the quarter ended September 30, 2010 which have been filed and are available on SEDAR (www.sedar.com).  All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

            Mr. Arthur Chin

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

            Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com